

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 13, 2025

Russell Skibsted
Chief Financial Officer
Processa Pharmaceuticals, Inc.
601 21st Street, Suite 300
Vero Beach, FL, 32960

> **Re: Processa Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 31, 2025**
> **File No. 001-39531**

Dear Russell Skibsted:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Kirwan